Filed by: UIL Holdings Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: UIL Holdings Corporation

Commission File No.: 001-15052

Transcript of Presentation by James P. Torgerson, President and Chief Executive Officer of UIL Holdings Corporation, made to employees of UIL Holdings Corporation on March 5, 2015 and made available in video format on March 10, 2015

MR. TORGERSON: Well, thank you everybody.

Glad you are all here in North Haven. We are actually in seven locations today. We have people here in North Haven and we are going to have people in Shelton — there we go. We also have people in Orange at two locations for electric and we have people in Orange in SCG. Then we have people at East Hartford and also at Pittsfield in Massachusetts.

So what we are going to do today is go over the presentation we have given to analysts and investors on the combination of ourselves with Iberdrola USA. And what I want to do is give you some of the background on this but first it’s very important that everybody understand that this is not a solicitation. It’s important that when you see this, you read the information because there will be a Form S-4 that gets filed with the Securities & Exchange Commission. And it’s very important that you understand that this is not a solicitation. So read this and look at it carefully.

And then we also have our statement, our forward looking statements and additional information which basically says that you need to look at our form 10-K that is filed with the SEC for any information and to take what we say and make sure you understand what we are saying but these are our projections and our forecasts.

Now, what we are going to cover today is the transaction itself, the rationale for this combination, the structure, the financial summary of it, what the timeline is going to be and then when we are all done we will have a Q and A session with all the different locations having the ability to ask questions. So we will have a great opportunity to be able to discuss what is going on.

So first let’s start with this transaction. It is going to create a large diversified power and utility company that is going to be based in the northeast. Now, if you think about this, we are going to have seven regulated utilities. Besides UI, Southern Connecticut Gas, Connecticut Natural Gas, Berkshire Gas, we will have Rochester Gas & Electric, New York State Electric & Gas and Central Maine Power, so those seven companies, utilities.

We also will have the second largest portfolio of renewable energy in the U.S. and we will go through that in a little bit. And there is also a gas storage business. So 95 percent of the margin that is going to come from our business is either regulated or under contract so big benefit in having that much either regulated or under contract for the margin going forward for this business.

Now, the growth plan, it’s really focused on regulated investments and contracted renewables and we will get into that in a little bit. But when you look at it, we are going to be spending $6.9 billion over the next five years for our regulated businesses. So that’s taking our plan that we had already put together, you know, the five years of our ten year plan, incorporating that with the growth plan that Iberdrola USA already had. So that combination totals $6.9 billion over the next five years.

They also have a pipeline of 6,000 megawatts of renewables that they can do into the future. So these are sites that have already been identified. Some of the engineering has already been done. Some work has been done on a number of them and we will get into that in a little bit.

Now, we are also targeting annualized combined company earnings per share growth of about 10 percent through 2019. This is significant growth and how that comes about, why we can do that, again we will get to in a few minutes.

The dividend, initially it is going to be set at the $1.728 a share that UIL is paying today and that will continue into the first dividend that’s going to be paid in 2016. That will give us a dividend payout ratio — and not a lot of financial people around, but the dividend payout ratio is how much we are paying back the shareholders of the earnings we actually have. It will be about 75 percent based on 2016 estimated earnings. Then we will be targeting a 65 to 75 percent payout ratio going forward longer term.

Obviously the board of directors will determine what the dividend will be after the first one and ongoing, which is what we do today. The board determines every quarter what the dividend is going to be.

We are going to have a very strong investment grade balance sheet that will be able to support the investments we are going to make, support the dividend and we won’t be having to issue any more equity for the time frame we are talking about, at least through 2019.

Another big benefit, we are going to have access to a global power company that has significant resources and they are committed to the long term ownership of this entity in the U.S. Now, Iberdrola for those who don’t know, Iberdrola, headquartered in Spain, is a company that has an equity market cap of about 40 billion Euros, so that’s about $50 billion just for their equity piece. They have 32 million customers worldwide. And if you think about it, they have customers, I think it’s 12 million customers in Brazil, about 15 million customers in Spain. They own Scottish Power. They have the U.S. operations, the second largest generator in Mexico and they have renewable generation pretty much worldwide, so a very large company.

They have a lot of best practices. They have done some things that — you know, we think we are cutting edge, they said, “Jim, you have got to come to Brazil and see what we have done there. We have a brand new control room that is state of the art and also the one in Scottish Power.” So it’s some of the things that we can then learn from them, they can learn from us. It will be a great way to get together.

Now looking at the value of this company and what we looked at and what the value is to our UIL shareholders. First off the transaction would represent total value of about $51 a share to $54.50 based on our estimates. And that’s a 20 to 28 percent premium to the closing price on February 25. And it’s a 15 to 23 percent premium to the average price over the last 30 calendar days.

Now, what we anticipated is that the stock would be at $40.47 up to $44 in the combined company in the future and we will go through how we came up with those numbers in a little bit. And then each shareholder will get — shareholders will get $10.50 per share in a one-time cash payment upon closing.

Now, the company Iberdrola USA, which we will then become a part of, it is going to be renamed and then listed on the New York Stock Exchange upon listing. So what will happen, the 57 million shares that UIL has outstanding today will be converted to the new company shares and whoever owns those shares will get a new share and $10.50. And then we will also issue about 252 million shares to Iberdrola Spain, Iberdrola SA. So they will own 81 and a half percent of the entity in the U.S. The current shareholders of UIL will own 18 and a half percent.

So I have been fortunate enough to be asked and named to be the CEO of this combined company and the combined company, we will keep corporate offices here in Connecticut, in Massachusetts and then the Iberdrola offices in Maine and in New York.

The board of directors is going to consist of three members of the UIL board. So me and two other of our independent board members will go on the board of this new USA entity and then up to nine additional directors. Some will come from Iberdrola Spain. Currently their chairman, their CFO and their head of corporate development are the three board members from Iberdrola SA that are on the board of Iberdrola USA. So we will have a board and the rest are all independent board members that they have. So that will be the make up of the board.

The transaction itself requires UIL shareholders to approve it. So we will have to have a shareholder meeting sometime later this year. We will have our annual meeting like we normally do and then we will have a shareholder meeting to approve the transaction.

It also requires the approval of the state in Connecticut and in Massachusetts and then we have Federal approval such as FERC, the Federal Trade Commission through a Hart-Scott Rodino filing and then also the FCC because we have certain radio licenses that have to get approved. We hope to be able to close this by year end so that’s our target right now.

Now, one of the things we have looked at and we have been looking at this for several years now is how do we achieve the scale we believe we need in order to meet our long term strategic plan. We worked with the board on this last summer and said, you know, we probably needed to be a medium size utility, in other words, about ten billion dollars of equity market cap.

The expected equity value of this is going to be between 12 and a half and 13 and a half billion dollars of equity market cap. We will have a rate base of 8.3 billion, 3.1 million electric and gas customers and a portfolio of 6 and a half gigawatts of primarily renewables today or when we close. That’s what they have today.

It’s also going to accelerate our ability to build a more diversified business which is going to be consistent with the risk profile we looked at. And when I say diversified we are going to be diversified geographically. The business mix is going to be diversified and the regulatory is going to be diversified. We will be in four states that have regulatory oversight over us.

We are also going to have FERC regulated transmission, a lot of it in Maine and also here in Connecticut. And a highly contracted U.S. renewables platform that is the second largest in the U.S., second only to NextEra and it’s very significant. So it enhances our size, our diversification efforts but what is really good about this, it’s regulated and it’s contracted. It’s not a lot of merchants, not a lot of unregulated things that we don’t know anything about which is very important. That was very critical to the decision that we came to make.

As I said, we are going to spend $6.9 billion over the next five years in regulated investments. This does not even include the renewable generation that we can do. So — and they have six, 6,000 megawatts in development phases. Now, about 800 megawatts today have already qualified for the production tax credit in 2014. So if we get those developed by 2016, they get the production tax credit and then they will be included going forward.

There is probably five or six hundred megawatts that it looks like we will be able to get developed in the next couple of years that qualify for those tax credits and then will come into the stream.

Now, we also expect this to be immediately accretive to our balance sheet and to our cash flow profile. That’s very important because they have very little debt. Their utilities are capitalized about the same as we are, fifty percent debt, fifty percent equity.

However, the renewable business has almost no debt. So the debt to EBITDA which is a measure of how much debt you have relative to your, kind of, your cash flow, ours improves from 4.4 times which means we have debt, a lot more debt, to 2.4 times. So it’s a significant decrease in the debt that we will have.

But the good point about this is it will allow us to pursue a lot of the investments we want to do without having to issue more equity. So they have less than 25 percent of their debt to capitalization. Ours is 57 percent so we have a lot more debt percentage-wise. So it will reduce the amount of debt but it also gives us an opportunity to use that leverage to then invest in infrastructure that we need to invest in.

The proposition for our shareholders is really great as well. They will have an ownership in a larger more diversified utility based company that is really positioned well for long term growth. That’s the one thing that is very attractive and they are going to get an upfront cash payment of $10.50 a share. If you look that the $10.50, we were trading at $42.00 a share the day before the transaction was announced, that’s almost a 25 percent cash premium over what our stock was trading at.

We will be targeting an annualized company earnings per share growth of about ten percent through 2019 so for the next roughly five years, each year. Initial dividend, as I said, $1.72 a share and with an improved balance sheet and cash flow, that really makes a dividend a much safer dividend than it was before, not that it wasn’t but it’s better now.

We also can accelerate the use of — they have over $3 billion in net operating losses for tax purposes. Now, as we generate income from UIL that’s taxed — and right now we are not paying any tax either because of bonus depreciation. But assuming that ends at some point, we will be back paying taxes and you can start using those NOLs and accelerate that use. So again more cash coming into the business. And, as I said, we are going to have great access to a global power company.

Now, when we look at the combined business profile, mainly the utilities are in the northeast. So let’s look at the utilities first. You can see our service territories are in the gold and then in the darker blue is where NYSEG, Rochester Gas & Electric and Central Maine Power are. But let’s look at some of the metrics.

For EBITDA, this is earnings before interest, taxes, depreciation, amortization. It’s really a cash flow, cash you are generating. We generated in 2014 a little over $400 million. They generated almost $1.6 billion so combined will be just under $2 billion dollars of EBITDA.

Net income, we generated about $130 million roughly. I think it was 129 point something, 129.3 if I remember, right, Steve. It’s in that ball park after adjustments. And they had $446 million in net income. So the combined will be $576 million on 2014 numbers.

Assets, we have $5 billion. They have $25 billion. So we will have $30 billion in assets. And then net debt you can see, we have about $1.7 billion. They only have $2.6 billion. So $4.2 billion on a much larger asset base.

And you look at the number of customers. You know, our 300,000 electric customers added to their nearly two million, you got 2.2 million electric customers, almost one million gas customers. We will be one of the larger gas utilities in the country when we complete this. The rate base goes to $6.3 billion and generation capacity, we have — we actually have two hundred megawatts in partnership with NRG, the four hundred, half of that is our two hundred. So we will have 6.7 gigawatts of generation.

And you can also see all across the country where they have wind development. In 23 states with wind and have a little bit of solar and then they have a biomass plant up in Washington state. They also have a gas storage business down in Louisiana and Texas — I am sorry, Texas, Alabama, Mississippi and then also in New Mexico so in those general states.

Now, how is this going to look? The combined company is going to have - 73 percent will be regulated businesses, so those are the utilities, the seven utilities. We are also going to have what’s unregulated businesses, which is 23 percent of the combined net income for 2000 — this is looking at 2016. The renewable business and then the gas storage business.

When you look at the chart on the right, what is really important here, 95 percent of the gross margin is coming from regulated or contracted income. That’s where it is going to come from. So most of it is already contracted or regulated. And you look at the details, 26 percent is going to come from the renewables, 39 percent from electric, 15 from gas and 19 percent from transmission.

And the rate basis, you can see those numbers there. Electric distribution is 52 percent and transmission and gas are both about 24, 23 percent each. So our rate basis very well split.

And then you can look at jurisdictions we will be in. New York being the largest and then we also have Connecticut and Maine, about the same and then a small amount in Massachusetts which is Berkshire.

So looking at the utilities in a little more detail you can see where the 3.1 million customers will be located. Mainly Maine, New York and then in Connecticut and the split for all of those.

This is what I was talking about on the capital spending. You can see the $6.9 billion averages $1.4 billion a year but it starts out a little over a billion and then starts growing as we advance through time. The big chunk, you can see the light blue, a lot of that is transmission that is projected to occur in Maine.

Now, this is not a project or projects that have been approved by ISO New England yet or FERC but they are projects that we are fairly confident, they have 90, 95 percent of the right-of-way already accumulated so they feel pretty good that these are going to occur. So — but keep in mind this is just the regulated piece of the business. It doesn’t include the renewables.

And if you can see by type where the investments will be and keep in mind they just looked at the plans we had today and took those and said this is great, we want to grow more so anything else you guys can think of, anything else you can bring to the table, let’s talk about it and make sure we are doing that.

So this is really a growth story is what we are looking at. When we look at ten percent growth in earnings, that is really high. Most utilities are around four or five percent. So ten percent is a very significant number and something that we are going to be challenged to do. But I think — we think it is do-able.

When you look at 2016 our rate base, it will be up to 9 billion dollars. CMP and NYSEG will be pretty evenly split. UI and Rochester Gas & Electric are pretty close. And then the gas companies will make up another 12 percent of the business on rate base. So you see in total gas is 23 percent, FERC 24 percent, transmission and electric distribution, a little over half.

Now, the renewable portfolio, currently it consists of about six and a half gigawatts and that’s spread across the U.S. A lot of concentration is in the Washington-Oregon border along the Columbia River where there is a lot of wind that flows through that gorge that is really the Columbia River. There is a lot of wind projects in that area and also on the Iowa-Minnesota border, again a lot of wind in that area.

From my days at the midwest ISO I remember they were trying to build those wind power, wind generators in there and get them into the midwest ISO market. And then you can see they are scattered throughout other places. But 5.8 gigawatts of wind, they have a biomass plant up in Klamath in Washington state and then fifty megawatts of solar generation so a little bit of that. So 85 percent of the wind and solar provide the gross margin and is contracted under a purchase power agreement. The weighted average of those purchase power contracts is about ten years so they are long term contracts but the weighted average, some of them have been in place for a few years. The weighted average ends up being about ten years. And then they have about six gigawatts of other projects that they can do in the future.

Gas storage business, they have 67 and a half BCF of gas storage capability and then they also have an energy management business that contracts for gas storage, does transportation and then some trading.

When I said the second largest operating wind portfolio, you can see the graph. The only one that is bigger is NextEra and they are number two by quite a bit. So — and this is based on 2014 data. So you can see that we got a good opportunity to do more in the wind generation. They have done a lot already but there is opportunity for more.

Now, how is this all going to work? The transaction itself will be we will merge UIL Holdings into a subsidiary of Iberdrola USA. It’s been created. It’s called merger sub, so real creative name, merger sub. So we are going to merge the two together and UIL shareholders will then get a share of this Iberdrola USA which includes UIL and we will rename it and get a share of that stock and $10.50 in cash.

So that is what happens. And then you can see the combined company will be 81 and a half percent owned by Iberdrola SA which is the parent company of Iberdrola USA. And our shareholders will have 18 and a half percent. And we will have the regulated and the unregulated business.

So that’s really how this works. And then the 18 and a half percent that’s representative of our shareholder’s interest will trade on the New York Stock Exchange.

So what are the financial benefits to UIL shareholders? Well, first off, they are getting a premium to the current market price of the stock by getting a cash payment that really provides some locked in value for them right away. They get to retain 18 and a half percent in a very large diversified power and utility company that’s a lot better positioned for long term growth. Like I said, we are targeting aten percent earnings per share growth.

The combined company dividend, $1.728, that’s a 75 percent payout ratio and we will be targeting 65 percent or so into the future. Better balance sheet can support investment grade ratings and its much stronger cash profile and the combined EBITDA which is important from a financial perspective will drop almost in half.

Now, the share in any combined company, potential value enhancements, we have more of that. We have the ability to avoid future UIL equity issuances, we won’t have to issue more equity and we can accelerate the tax benefits.

Now, how does this all work? Well, when we looked at the projections we looked at 2016 and 2017. Net income is projected to be 700, 730 million dollars or it’s $2.26 to $2.36 a share keeping in mind we are going to have about 309 million shares outstanding after this is completed versus the 57 million we have today.

And then in 2017 because of some rate cases that are going to get filed in New York and we expect answers in the end of 2016, the growth in the renewables when we add this five to six hundred megawatts of renewables in the next couple of years, they will generate income. And then assuming the transmission projects start getting constructed, we will have — be able to get CWIP, the construction work in progress that we would get, be able to start earning on that assuming the projects go ahead.

But we are looking at $800 to $850 million in net income, or $2.50 to $2.75 a share, so that’s in the next couple of years.

Now, how did we get to the valuation and this was — taking what we said, the ranges we had on net income and looking at the midpoint of the net income guidance we were giving, as you can see in 2016, it’s $715 million and 2017, it’s $825 million. Take an indicative PE multiple, and this is the price to earnings multiple, it’s what’s the price of the stock divided by the earnings.

So a typical company that we would compare ourselves against which would be like NextEra, they are trading today based on 2016 earnings at about 17 and a half times those earnings. And in 2017, it’s about 16 and a half. So actually discounted a little bit but then we looked at NextEra and a few other companies, Wisconsin Energy, CMS, Alliant and DTE and said okay, these are how these companies are trading, we should trade very similarly because it’s the same type of business, renewables and utilities basically.

So looking at that, it gave an implied equity value of like $12.5 billion in 2016 or $13.6 billion in 2017, divide that by the number of shares and you get an equity value of $40.47 and or $44 in 2017, add the $10.50 and you get values from $51.00 to $54.53 and that implies a PE multiple of 21 times and 20 times so in a premium of 20 to 29 times. So these are very high numbers. The highest we have seen in the last, I don’t know, ten years or so, probably longer than that for a utility transaction was 22 and a half times the PE multiple and we are right at that level if not a little better depending on how we analyze it.

So what’s the next steps? Well, first, we have to get a vote from UIL shareholders and it will be a majority of the UIL shareholders. We have to have Connecticut and Massachusetts regulatory approval. We do not need New York or Maine, the reason being there is no change of control for the utilities in those states. They will still be owned by Iberdrola USA so there is really no change of control there. And then we have the Federal approvals, which is FERC, Federal Trade Commission and FCC and we do expect to close this by the end of the year.

So summarizing, you have heard this twice already so I will do it for the third time. When we talk to investors we want to make sure they keep hearing this over and over, why this makes sense. We will have a really large diversified power and utility company based in the northeast, seven regulated utility companies in four states and the second largest operating wind portfolio in the U.S. And 95 percent of it, of the gross margin is regulated or contracted. Great growth plan, you know, $6.9 billion over the next five years. Keep in mind what we were thinking about over the next ten years was a little over $3 billion so we have expanded that greatly. Six gigawatts of total renewable projects that could be implemented in the not-too-distant future. The earnings per share growth, it’s targeted at ten percent through ‘19. The dividend initially set at $1.728, 75 percent payout ratio should be declining over time down to about 65 to 75 percent.

You have to appreciate how good this balance sheet is going to look with as little debt as we will have. It gives us great opportunity to make investments without having to issue equity so we can use the cash that is being generated, add a little bit of debt if we want to be able to make all these investments and we have this access to a great global power company.

Important Information For Investors And Shareholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed transaction between UIL Holdings Corporation (“UIL”) and Iberdrola USA, Inc. (“Iberdrola USA”). In connection with the proposed transaction between UIL and Iberdrola USA, Iberdrola USA intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, containing a proxy statement of UIL, that will also constitute a prospectus of Iberdrola USA. UIL will mail the proxy statement/prospectus to UIL’s shareholders. UIL AND IBERDROLA USA URGE INVESTORS AND SHAREHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. This communication is not a substitute for the registration statement, definitive proxy statement/prospectus or any other documents that Iberdrola USA or UIL may file with the SEC or send to shareholders in connection with the proposed transaction. You may obtain copies of all documents filed with the SEC regarding this proposed transaction (when available), free of charge, at the SEC’s website (www.sec.gov). Copies of the documents filed with the SEC by UIL are available free of charge on UIL’s website at www.uil.com or by contacting UIL’s Investor Relations Department at 203-499-2409. Copies of the documents filed with the SEC by Iberdrola USA will be available free of charge on Iberdrola USA’s website at www.iberdrolausa.com or by contacting Iberdrola’s Investor Relations department at +34917842743.

Participants in Solicitation

UIL and its directors and executive officers, and Iberdrola USA and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of UIL common stock in respect of the proposed transaction. Information about UIL’s executive officers and directors is set forth in UIL’s definitive proxy statement for its 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Other information regarding the interests of such individuals, as well as information regarding Iberdrola USA’s directors and executive officers, will be set forth in the proxy statement/prospectus, which will be included in Iberdrola USA’s registration statement on Form S-4 when it is filed with the SEC. You may obtain free copies of these documents as described in the preceding paragraph.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements contained in this communication regarding matters that are not historical facts, are forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These include statements regarding management’s intentions, plans, beliefs, expectations or forecasts for the future. Such forward-looking statements are based on our expectations and involve risks and uncertainties; consequently, actual results may differ materially from those expressed or implied in the statements. In addition, risks and uncertainties related to the proposed merger with Iberdrola USA include, but are not limited to, the expected timing and likelihood of completion of the pending merger, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the pending merger that could reduce anticipated benefits or cause the parties to abandon the transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that UIL’s shareowners may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the proposed merger in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the proposed merger, the risk that any announcements relating to the proposed merger could have adverse effects on the market price of UIL’s common stock, and the risk that the proposed transaction and its announcement could have an adverse effect on the ability of UIL to retain and hire key personnel and maintain relationships with its suppliers, and on its operating results and businesses generally.

New factors emerge from time to time and it is not possible for us to predict all such factors, nor can we assess the impact of each such factor on the business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. These risks, as well as other risks associated with the merger, will be more fully discussed in the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 that will be filed with the SEC in connection with the merger. Additional risks and uncertainties are identified and discussed in UIL’s reports filed with the SEC and available at the SEC’s website at www.sec.gov. Forward-looking statements included in this communication speak only as of the date of this communication. Neither UIL nor Iberdrola USA undertakes any obligation to update its forward-looking statements to reflect events or circumstances after the date of this communication.